CM



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



JC 9/30

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JEFF JOSLIN, dba STOCK TRADERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 BEACH BLVD. SUITE 271
(No. and Street)

HUNTINGTON BEACH, CA 92647
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF JOSLIN 714-375-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COX, LINDA Y
(Name – *if individual, state last, first, middle name*)

12842 VALLEY VIEW, SUITE 206, GARDEN GROVE, CA 92845
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MF

PROCESSED
OCT 0 6 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JC

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

STATE OF California
COUNTY OF Orange } SS.

On September 20, 2003 before me, the undersigned, a Notary Public in and for said State personally appeared Jeff Joslin
Name(s) of Signer(s)

☐ Personally known to me OR ☒ proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.



LINDSAY BROOKS
Commission # 1370316
Notary Public - California
Orange County
My Comm. Expires Aug 16, 2006

Witness my hand and offical seal.

[signature]
Signature of Notary

Lindsay Brooks, Notary Public
Name (Typed or Printed)

(This area for official notarial seal)

Capacity Claimed by Signer

☒ Individual(s)
☐ Corporate Officer(s) - Title(s) ______

☐ Partner(s)
☐ Attorney-In-Fact
☐ Trustee(s)
☐ Guardian/Conservator
☐ Other: ______

Signer is Representing:

Name of person(s) or Entity(ies)

Description of Attached Document

This certificate must be attached to the document described below:

Title or type of document Annual Audited Report Oath or Affirmation

Number of Pages ______

Date of Document ______

Signer(s) Other than Named Above ______

ATTENTION NOTARY

Although the information requested above is **optional**, it could prevent fraudulent attachment of this certificate to another document.

OATH OR AFFIRMATION

I, Jeff Joslin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock Traders, as of Sep. 20th, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDA Y. COX
Certified Public Accountant
12842 Valley View Street, Suite 206
Garden Grove, CA 92845
Tel: (714) 898-3052
Fax: (714) 898-2682
E-Mail: coxcpa@earthlink.net

September 19, 2003

Ms. Allissa Johnson
NASD
300 S. Grand Avenue, Suite 1600
Los Angeles, CA 90071-3126

RE: Jeffrey A. Joslin, dba StockTraders

Dear Ms. Johnson:

I have reviewed the section titled SEC Rules & Regulation T and have revised my Report on Internal Accounting Control Required by SEC Rule 17a-5. My Supplemental Schedule #5 is enclosed to comply with your request dated September 16, 2003.

If you require any additional information, please contact me at the number or address listed above.

Very truly yours,



LINDA Y. COX

StockTraders
Supplemental Schedule #5
December 31, 2002

REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing my audit of the financial statements and supplemental schedules of StockTraders (the Company), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control. The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. Because of inherent limitations in internal control or the practices and prodecures referred to above, error or fraud may occur and not be detected.

Periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3 were performed to determine compliance with Rule 17a-5(g). Because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company with regard to (1) the quarterly securities count rule, (2) Regulation T requirements for prompt payment of securities, and (3) the daily computations of the segregation and foreign set-aside requirements of the Commodity Exchange Act.

It is understood that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

See Accountant's Audit Report